Exhibit 99.1

AMENDMENT NO. 1 TO ADS WARRANT AGENT AGREEMENT

This Amendment No.1 to ADS Warrant Agent Agreement (the “Amendment”) is made as of January 16, 2020 (the “Amendment Effective Date”) by and between BiondVax Pharmaceuticals Ltd. (the “Company”) and The Bank of New York Mellon (the “Warrant Agent”, and together with the Company, the “Parties”).

WITNESETH

WHEREAS, the Parties have entered into that certain ADS Warrant Agent Agreement dated May 15, 2015 (the “Agreement”); and

WHEREAS, the Parties desire to amend the Agreement to enable Holders to exercise their warrants via cashless exercise at any time;

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the Parties hereby agree as follows:

1. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Agreement, unless the context requires otherwise.

2. In accordance with Section 8.12(c) of the Agreement, Section 3.3.7 is hereby amended in its entirety to read as follows:

“3.3.7 Cashless Exercise.

(i) If a Holder is entitled to exercise Warrants, it may elect to exercise on a cashless basis in accordance with Section 3.3.7(iii) below.

(ii) The Company shall provide to the Warrant Agent and each Holder prompt written notice of any time that the Company is unable to deliver the Warrant ADSs via DTC transfer or otherwise (without restrictive legend), because (A) the Commission has issued a stop order with respect to the Registration Statement, (B) the Commission otherwise has suspended or withdrawn the effectiveness of the Registration Statement, either temporarily or permanently, (C) the Company has suspended or withdrawn the effectiveness of the Registration Statement, either temporarily or permanently, or (D) otherwise (each a “Restrictive Legend Event”). To the extent that a Restrictive Legend Event occurs after the Holder has exercised a Warrant in accordance with the terms of the Warrants but prior to the delivery of the Warrant ADSs, the Company shall, at the election of the Holder, which shall be given within five (5) days of receipt of such notice of the Restrictive Legend Event, either (A) rescind the previously submitted Election to Purchase and the Company shall return all consideration paid by registered holder for such shares upon such rescission or (B) treat the attempted exercise as a cashless exercise as described in the next paragraph and refund the cash portion of the exercise price to the Holder. If a Restrictive Legend Event has occurred and no exemption from the registration requirements is available, the Warrant shall only be exercisable on a cashless basis in accordance with Section 3.3.7(iii) below.

(iii) In the case of “cashless exercise”, notwithstanding anything herein to the contrary, the Company shall not be required to make any cash payments or net cash settlement to the Holder in lieu of delivery of the Warrant ADSs. Upon a “cashless exercise”, the Holder shall be entitled to receive the number of Warrant ADSs equal to the quotient obtained by dividing (A-B) (X) by (A), where:

(A) = the VWAP on the Business Day immediately preceding the Exercise Date;

(B) = the Exercise Price of the Warrant, as adjusted as set forth herein; and

(X) = the number of Warrant ADSs that would be issuable upon exercise of the Warrant in accordance with the terms of the Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

Upon receipt of an Election to Purchase for a cashless exercise, the Warrant Agent will promptly deliver a copy of the Election to Purchase to the Company to confirm the number of Warrant ADSs issuable in connection with the cashless exercise. The Company shall calculate and transmit to the Warrant Agent in a written notice, and the Warrant Agent shall have no duty, responsibility or obligation under this section to calculate, the number of Warrant ADSs issuable in connection with any cashless exercise. The Warrant Agent shall be entitled to rely conclusively on any such written notice provided by the Company, and the Warrant Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with such written instructions or pursuant to this Warrant Agreement.

A Holder that exercises Warrants in a cashless exercise will still be required to pay the applicable Issuance Fee as a condition of making that exercise.”

3. The Agent shall notify the Holders of the substance of this Amendment.

4. Except as specifically amended herein, the provisions of the Agreement shall continue in full force and effect.

[signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

BiondVax Pharmaceuticals Ltd.		The Bank of New York Mellon

By:	/s/ Ron Babecoff	By:	/s/ Robert W. Goad
Name:	Ron Babecoff	Name:	Robert W. Goad
Title:	President & CEO	Title:	Managing Director
Date:	January 16, 2020	Date:	January 14, 2020

[Amendment to ADS Warrant Agent Agreement - signature page]

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